June 26, 2014

VIA EDGAR CORRESPONDENCE

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:	Highland Funds I (“Registrant”)
(File Nos. 333-132400 and 811-21866)

Dear Mr. Greene:

By letter dated June 9, 2014, the Registrant responded to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding Post-Effective Amendment No. 40 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 43 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 40/43”) relating to Highland Unconstrained Income Opportunities Fund (the “Fund”). The Registrant is submitting this letter to revise the responses to Comments #1 and #5 stated therein. For your reference, Comments #1 and #5 are restated below, followed by the revised response.

1.        SEC Comment: The name of the Fund is Highland Unconstrained Income Opportunities Fund. The investment objective of the Highland Unconstrained Income Fund is to seek to achieve high total returns while attempting to minimize losses. Please explain the inconsistency between the Fund’s name and its investment objective. Specifically, “income” is in the name of the Fund and is not part of the Fund’s investment objective.

Response: The name of the Fund will be changed to Highland Unconstrained Credit Fund. The Registrant believes that the Fund’s name is consistent with the Fund’s investment objective.

The Fund’s 80% test has been revised as marked below. The Registrant believes that the Fund’s revised name and 80% test are consistent with Rule 35d-1 under the 1940 Act.

“The Fund invests, under normal market conditions, at least 80% of the value of its total assets (net assets plus any borrowings for investment purposes) in fixed income securities. Fixed income securities include the following categories of securities and instruments of corporations and other business entities, including master limited partnerships (“MLPs”): (i) secured and unsecured floating and fixed rate loans; (ii) bonds and other debt obligations;

(iii) debt obligations of stressed, distressed and bankrupt issuers; and (iv) structured products, including but not limited to, mortgage-backed and other asset-backed securities and collateralized debt obligations.”

2.        SEC Comment: In the section “Principal Investment Strategies” of the prospectus, the last sentence of the first paragraph states that “[t]he Fund will invest primarily in U.S. companies, but may invest up to twenty percent (20%) (calculated at the time of purchase) of its assets in non-U.S. companies or assets denominated in foreign currencies.”

(a)	Will there be any emerging markets risk or developing markets risk to shareholders?
(b)	Specifically, would this 20% limit permit the Fund to purchase Russian banks that are located outside of Russia? Does the Fund intend to invest in Russian securities?

Response: The Registrant has revised the Fund’s strategy as follows:

“The Fund may invest without limitation in securities of U.S. issuers and in securities of non-U.S. issuers, including investments in the securities of so-called emerging or developing market issuers. Such investment may be denominated in U.S. dollars, non-U.S. currencies or multinational currency units.”

The disclosure in the prospectus under the caption “Non-U.S. Securities Risk” in the “Principal Risks” section of the prospectus has not changed.

(a)        There will be emerging and developing markets risk to shareholders. The Registrant has included an “Emerging and Developing Markets Risk” in the “Principal Risks” section of the prospectus.

(b)        The Fund does not currently intend to purchase Russian banks or Russian securities.

* * * * *

As instructed by the Staff, the Registrant is also submitting the following:

The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, (ii) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registration Statement, and (iii) the Registrant may not assert Staff comments with respect to the Registration Statement as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further comments or questions, please contact me at (617) 662-3969.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes

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